UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*

                     LATSHAW ENTERPRISES, INC.
                        (Name of Issuer)

            COMMON STOCK, $2.00 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                            518399100
                         (CUSIP Number)

                         GERARD J. MOS III
                        1215 STRATFORD ROAD
                   KANSAS CITY, MISSOURI 64113
                          (816) 333-8224
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          AUGUST 1, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D


CUSIP NO. 518399100                         PAGE 2 OF 85 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     CON-LIB HOLDING COMPANY

2.   Check the appropriate Box if a Member of a Group   (a) / /
                                                        (b) /X/

3.   SEC Use Only

4.   Source of Funds
     NOT APPLICABLE

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             / /

6.   Citizenship or Place of Organization
     MISSOURI

7.   Sole Voting Power
     0

8.   Shared Voting Power
     88,000

9.   Sole Dispositive Power
     0

10.  Shared Dispositive Power
     266,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     266,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     39.4%

14.  Type of Reporting Person
     PN

                          SCHEDULE 13D


CUSIP NO. 518399100                         PAGE 3 OF 85 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     GERARD J. MOS III, GENERAL MANAGER

2.   Check the appropriate Box if a Member of a Group   (a) / /
                                                        (b) /X/

3.   SEC Use Only

4.   Source of Funds
     NOT APPLICABLE

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             / /

6.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA

7.   Sole Voting Power
     0

8.   Shared Voting Power
     88,000

9.   Sole Dispositive Power
     0

10.  Shared Dispositive Power
     266,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     266,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     39.4%

14.  Type of Reporting Person
     IN

                          INTRODUCTION

     This Amendment No. 1 to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Pursuant to Rule 13d-2(c) and Item 101(a)(2) of Regulation S-T, as the first electronic amendment to the reporting person's paper format Schedule 13D, this Amendment No. 1 restates the entire text of the Schedule 13D as currently in effect.


Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $2.00 par value per share (the "Shares"), of Latshaw Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2533 South West Street, Wichita, Kansas 66217.


Item 2.   Identity and Background.

     (a)-(c) (i) Con-Lib Holding Company is a Missouri general partnership (the "Partnership"), whose principal business is investing in securities. The address of the principal business and office of the Partnership is 1215 Stratford Road, Kansas City, Missouri 64113.

                     The general partners of the Partnership are Elizabeth A. Reid-Scott ("Ms. Reid-Scott"), Constance H. Latshaw ("Ms. Latshaw"), the Elizabeth Albright Reid Scott Irrevocable Trust #2, Gerard J. Mos III Trustee ("EARS Trust") and the Constance Haynes Latshaw Irrevocable Trust #2, Gerard J. Mos III Trustee ("CHL Trust") (collectively the "General Partners"). Gerard J. Mos III ("Mr. Mos") serves as the General Manager of the Partnership.

                     The initial filing on Schedule 13D reported that the general partners of the Partnership were John Latshaw
("Mr. Latshaw"), the EARS Trust and the CHL Trust.

                  (ii) Ms. Reid-Scott is self-employed as a motion picture screenwriter and private investor. Ms. Reid-Scott's business address is c/o John Latshaw, 5049 Wornall, Apt. 3C,
Kansas City, Missouri 64112.

                  (iii) Ms. Latshaw is self-employed as a private investor. Ms. Latshaw's business address is c/o John Latshaw, 5049 Wornall, Apt. 3C, Kansas City, Missouri 64112.

                  (iv) The EARS Trust was created under Missouri law on November 16, 1993 by an instrument entered into between Mr.
Latshaw as settlor and Mr. Mos as trustee. The principal business of the EARS Trust is to invest in and hold property for the benefit of Ms. Reid-Scott. Its address is 1215 Stratford
Road, Kansas City, Missouri 64113.

                   (v) The CHL Trust was created under Missouri law on November 16, 1993 by an instrument entered into between Mr. Latshaw as settlor and Mr. Mos as trustee. The principal business of the CHL Trust is to invest in and hold property for the benefit of Ms. Latshaw. Its address is 1215 Stratford Road, Kansas City, Missouri 64113.

                   (vi) Mr. Mos is President of High Life Sales Company, a distributor of beer and other specialty products. The address of the principal business and office of High Life Sales Company is 1325 N. Topping, Kansas City, Missouri 64120. Mr. Mos' business address is c/o High Life Sales Company, 1325 N. Topping, Kansas City, Missouri 64120.

                   (vii)  Because Mr. Latshaw no longer holds an
interest in the Partnership, the information required by Items
2(a) - (c) is not reported herein with respect to Mr. Latshaw.

                      The initial filing on Schedule 13D reported that Mr. Latshaw was Chairman of the Board of Directors, Managing Director and Chief Executive Officer of the Issuer, a holding company, and Chairman of the Board of Directors and Chief Executive Officer of Wescon Products Company, a manufacturer and wholly-owned subsidiary of the Issuer. The initial filing also reported that the address of the principal business and office of the Issuer and Wescon Products Company was 2533 South West Street, Wichita, Kansas 66217, and that Mr. Latshaw's business address was No. 3 Dunford Circle, Kansas City, Missouri 64112.

     (d)  None of the Partnership, the General Partners or Mr.
Mos has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The initial filing on Schedule 13D reported the same information with respect to Mr. Latshaw.

     (e) None of the Partnership, the General Partners or Mr. Mos has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The initial filing on Schedule 13D reported the same information with respect to Mr. Latshaw.

     (f) Ms. Latshaw, Ms. Reid-Scott and Mr. Mos are citizens of the United States of America. The initial filing on Schedule 13D reported that Mr. Latshaw was a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

     This item is not applicable to the transaction reported in
Item 5(c) hereof.

     The initial filing on Schedule 13D reported in Item 3 the following:

          The Partnership was formed on November 16, 1993. At that time, Mr. Latshaw contributed to the Partnership 88,000 Shares and $400,000 principal amount of Latshaw Enterprises, Inc. Variable Interest Rate Convertible Subordinated Debentures due November 8, 2022 ("Debentures"). The Debentures are convertible into Shares at a conversion price of $5.00 per Share.

          On February 10, 1994, the Partnership acquired $490,000 principal amount of Debentures in a private transaction in Kansas City, Missouri. The amount of consideration for the purchase was $490,000. The source of the funds was a loan to the Partnership in the amount of $490,000 from John Latshaw, Trustee U/D/T dated January 22, 1993, pursuant to a Loan Agreement and Security Agreement dated February 9, 1994 ("Loan Agreement"). Under the Loan Agreement, the loan bears interest at the rate of 3.92% per annum, and must be repaid in semiannual payments of principal and interest of $20,000 commencing on August 9, 1994 and continuing until February 9, 1997, when the balance of the loan and all unpaid interest is due. The loan is nonrecourse to the borrower and is secured by the $490,000 principal amount of Debentures acquired with the proceeds of the loan. The foregoing summary of the terms of the loan is qualified in its entirety by reference to the terms and provisions of the Loan Agreement, a copy of which is attached hereto as
     Exhibit 2 and incorporated herein by reference.


Item 4.   Purpose of Transaction.

     No material change, except that Mr. Latshaw transferred his 50.2% interest in the Partnership as reported in Item 5(c) hereof as a gift of such interest to Ms. Latshaw, Ms. Reid-Scott, the CHL Trust and the EARS Trust.

     The initial filing on Schedule 13D reported in Item 4 the following:

          Mr. Latshaw contributed the Shares and Debentures to the Partnership on November 16, 1993 to provide for ownership of such securities by him in partnership with trusts formed for the benefit of his daughters.

          The Partnership purchased the Debentures on February 10, 1994 for investment purposes. Depending on market conditions and other factors that the Partnership may deem material to its investment decision, the Partnership may purchase additional Debentures or Shares in the open market or in private transactions or may dispose of all or a portion of the Debentures or Shares that it now owns or hereafter may acquire.

          Except as set forth in this Item 4, none of the Partnership, the General Partners or Mr. Mos has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
     Item 4 of Schedule 13D of the Act. The Partnership and the General Partners reserve the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

          While Mr. Latshaw retains all options for potential future actions, his present expectations are to remain a stockholder, director and executive officer of the Issuer, and as such to have influence upon future corporate development.


Item 5.   Interest in Securities of the Issuer.

     (a)(i) The Partnership beneficially owned 266,000 Shares on August 1, 1996, which it believes to be 39.4% of the entire class of Shares of the Issuer. The 266,000 Shares owned by the Partnership includes 178,000 Shares which the Partnership has the present right to acquire upon conversion of Debentures owned by it.

        (ii)  Ms. Latshaw beneficially owned 100 Shares on
August 1, 1996, which she believes to be less than 1% of the entire class of Shares of the Issuer. Ms. Latshaw holds a 5% interest in the Partnership and is the beneficiary of the CHL Trust, which holds a 45% interest in the Partnership, and Ms. Latshaw disclaims beneficial ownership of the Shares owned by the Partnership.

        (iii) Ms. Reid-Scott beneficially owned 10 Shares on August 1, 1996, which she believes to be less than 1% of the entire class of Shares of the Issuer. Ms. Reid-Scott holds a 5% interest in the Partnership and is the beneficiary of the EARS Trust, which holds a 45% interest in the Partnership, and Ms. Reid-Scott disclaims beneficial ownership of the Shares owned by the Partnership.

        (iv)  The EARS Trust beneficially owned no Shares on
August 1, 1996.  The EARS Trust holds a 45% interest in the
Partnership and disclaims beneficial ownership of the Shares owned by the Partnership.

         (v)  The CHL Trust beneficially owned no Shares on
August 1, 1996.  The CHL Trust holds a 45% interest in the
Partnership and disclaims beneficial ownership of the Shares owned by the Partnership.

        (vi) As General Manager of the Partnership and as trustee of the CHL Trust and the EARS Trust, Mr. Mos shares with the Partnership beneficial ownership of the 266,000 Shares beneficially owned by the Partnership. Mos has no beneficial interest in the Shares beneficially owned by the Partnership.

        (vii) Because Mr. Latshaw no longer holds an interest in the Partnership, Mr. Latshaw's beneficial ownership of Shares is not reported herein. The initial filing on Schedule 13D reported in Item 5(a) with respect to Mr. Latshaw the following:

               Mr. Latshaw beneficially owned 670,567 Shares on February 24, 1994, which he believes to be 76.8% of the entire class of Shares of the Issuer. The Shares beneficially owned by Mr. Latshaw include 285,200 Shares which Mr. Latshaw has the present right to acquire upon conversion of Debentures owned by him, 5,500 Shares which Mr. Latshaw has the present right to acquire pursuant to the 1987 Employee Stock Benefit Plan, 1,400 Shares allocated to Mr. Latshaw's account in the Company's Employee Stock Ownership Plan and Trust ("ESOP") which Mr. Latshaw has the right to vote and 266,000 Shares beneficially owned by the Partnership. Mr. Latshaw holds a 50.2% interest in the Partnership. Mr. Latshaw owns no additional Shares beneficially. The information concerning the number of Shares allocated to Mr. Latshaw's ESOP account which Mr. Latshaw has the right to vote is presented as of October 30, 1993, the end of the Issuer's last fiscal year, and does not reflect transactions under the ESOP since that date.

     (b)(i) The Partnership shares with Mr. Mos the power to vote 88,000 Shares and to dispose of 266,000 Shares beneficially owned by it. As General Manager, Mr. Mos has the power to vote and dispose of the Shares held by the Partnership except to the extent Mr. Mos is instructed otherwise by a majority in interest of the partners. Mr. Mos, as the trustee of the CHL Trust and the EARS Trust, has the power to direct the voting and disposition of the Shares held by the Partnership on behalf of the trusts. The trusts hold in the aggregate a 90% interest in the Partnership.

        (ii) Ms. Latshaw has sole power to vote and dispose of the 100 Shares owned by her.

        (iii) Ms. Reid-Scott has sole power to vote and dispose of the 10 Shares owned by her.

     (c) On August 1, 1996, Mr. Latshaw disposed of his 50.2% interest in the Partnership in a private gift transaction in Kansas City, Missouri.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     No material change.

     The initial filing on Schedule 13D reported in Item 6 the following:

          Mr. Latshaw is the settlor of the EARS Trust and the father of Elizabeth A. Reid Scott, the beneficiary of the EARS Trust. Mr. Latshaw is the settlor of the CHL Trust and the father of Constance H. Latshaw, the beneficiary of the CHL Trust.

          The actions of the Partnership are governed by the Partnership Agreement dated November 16, 1993, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The Partnership entered into the Loan Agreement in connection with the purchase described in Item 5(c) hereof, and a copy of the Loan Agreement is attached hereto as Exhibit 2 and incorporated herein by reference. A brief description of the Loan Agreement is contained in Item 3 hereof.


Item 7.   Material to be Filed as Exhibits.

               Exhibit 1.  Con-Lib Holding Company Partnership
                           Agreement dated November 16, 1993

               Exhibit 2.  Loan Agreement and Security Agreement
                           dated February 9, 1994 by and between
                           Con-Lib Holding Company and John
                           Latshaw, Trustee U/D/T Dated January 22,
                           1993.

               Exhibit 3. Constance Haynes Latshaw Irrevocable Trust Agreement #2 dated November 16, 1993 by and between John Latshaw as settlor and Gerard J. Mos III as trustee.

               Exhibit 4.  Elizabeth Albright Reid Scott
                           Irrevocable Trust Agreement #2 dated
                           November 16, 1993 by and between John
                           Latshaw as settlor and Gerard J. Mos III as trustee.
                            SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CON-LIB HOLDING COMPANY,
                                 a Missouri general partnership


September 10, 1996
                                 By:/s/Gerard J. Mos III
                                    -----------------------------
                                    Gerard J. Mos III
                                    General Manager

                        EXHIBIT INDEX TO
                 AMENDMENT NO. 1 TO SCHEDULE 13D





     Exhibit

1.   Con-Lib Holding Company Partnership
     Agreement dated November 16, 1993.

2.   Loan Agreement and Security Agreement
     dated February 9, 1994 by and between
     Con-Lib Holding Company and John Latshaw,
     Trustee U/D/T Dated January 22, 1993.

3.   Constance Haynes Latshaw Irrevocable
     Trust Agreement #2 dated November 16, 1993 by and between John Latshaw as settlor and Gerard J. Mos III as trustee.

4.   Elizabeth Albright Reid Scott Irrevocable
     Trust Agreement #2 dated November 16, 1993 by and between John Latshaw as settlor and Gerard J. Mos III as trustee.